SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 20, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on December 20, 2018

City of Buenos Aires, December 20th, 2018

To:

Comisión Nacional de Valores

25 de Mayo 175, 3rd. Floor

City of Buenos Aires

Republic of Argentina

Re.: Banco Macro S.A. Reports Relevant Event. Stock Repurchase

Dear Sirs,

I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Board of Directors of Banco Macro S.A. (the “Bank”) has decided to establish the terms and conditions for the repurchase of shares issued by the Bank, in accordance with Article 64 of Law No. 26,831 and the Rules of the CNV.

This decision has been adopted based on the current domestic and international macroeconomic context and the fluctuations in the capital market in general, which has materially impacted the price of domestic shares, including the quotation of the shares of the Bank. In addition, the Board of Directors has taken into consideration the financial strength of the Bank and its liquidity.

Therefore, and in line with Board of Directors’ commitment to the Bank and its shareholders, to help reduce the quotation fluctuations, minimizing any possible temporary imbalances between supply and demand within the market, and due to the excessive cost of capital resulting from the current quotation prices, the Board of Directors has decided to establish the following terms and conditions for the acquisition of shares issued by the Bank:

1.	Maximum amount of the investment: Up to Ps$. 900,000,000.
2.	Maximum number of shares to be acquired: Up to 1% of the Bank’s total capital stock, in compliance with applicable Argentine laws and regulations.
3.	Maximum payable price: Up to Ps$. 158.00 per share.
4.	Term for the acquisition: Until January 10th, 2019 subject to any further renewal or extension, which shall be duly informed to the public.

Finally, as established by the applicable regulation, the Bank may acquire per day an amount of shares equal to 25% of the daily average traded volume of the Bank’s shares during the previous ninety days

Sincerely yours,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 20, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer